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                          February 22, 2023

       Elizabeth Williams
       Chief Financial Officer
       Medicenna Therapeutics Corp.
       28 Liberty Street
       New York, New York 10005

                                                        Re: Medicenna
Therapeutics Corp.
                                                            Registration
Statement on Form F-4
                                                            Filed February 17,
2023
                                                            File No. 333-269868

       Dear Elizabeth Williams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John Rudy, Esq.